Cereplast, Inc.

300 N. Continental Blvd., Suite 100

El Segundo, California 90245

November 15, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:   Pamela Long, Assistant Director

Re:	Cereplast, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed October 19, 2012
File No. 001-34689

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Securities and Exchange Commission (the “Staff”) as  set  forth  in  a  comment  letter  November 13, 2012 relating to the above-referenced preliminary proxy statement of Cereplast, Inc. (the “Company”)  The answers set forth herein refer to each of the Staff’s comments by number.

General

1.                                      Please clarify whether you are seeking the approval of the issuance of Series A Preferred Stock. If so, please revise your proxy statement to include the information required by Item 13(a) of Schedule 14A, or, in the alternative, please tell us why such information is not required. Please see Instruction 1 to item 13 of Schedule 14A.

Response:

The proxy statement has been revised to clarify that the Company is not seeking approval of the issuance of Series A Preferred Stock in accordance with the Staff’s comment.

2.                                      We note that you are seeking the approval of an amendment to your Articles of Incorporation to effect a reverse stock split with a ratio of not less than one-for-two and not greater than one-for-twelve. However, the disclosure on pages 29 and 30 suggests that the ratio may be no less than one-for-five and no more than one-for-ten. Please reconcile your disclosure accordingly.

Response:

The disclosure has been reconciled in accordance with the Staff’s comment.

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very Truly Yours,

/s/ Frederic Scheer
Frederic Scheer
Chief Executive Officer